UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,228,281 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.8% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
54,323
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,097,615
Each
Reporting		9.	Sole Dispositive Power:
Person			109,791
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,151,938 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
21.7% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,261,752 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.9% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			4,942,976
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,515,664 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
23.2% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 14 (this “Amendment No. 14”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  Except as otherwise set forth herein, this Amendment No. 13 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 8, 2016, SGF, LLC, an Illinois limited liability company (“SGF”), a company affiliated with the Reporting Persons W.B. & Co. and FOM Corporation, entered into an agreement with the Company (the “Letter Agreement”) pursuant to which SGF agreed to tender and not withdraw the aggregate principal amount of the Company’s 12.75% Senior Secured Notes due 2016 that it owns in connection with the Company’s previously-announced, private exchange offer and consent solicitation (the “Exchange Offer”) to certain eligible holders to exchange a like amount of 12.75% Senior Secured Notes due 2018 for their 12.75% Senior Secured Notes due 2016 (the “Existing Notes”). SGF owns $32,496,000 aggregate principal amount of the Existing Notes. In consideration of the agreement to participate in the Exchange Offer, the Company has agreed to pay to SGF the consent payment provided for in the Exchange Offer and to reimburse its reasonable legal fees.

The general partners of W. B. & Co. are Jonathan B. Mellin and Reuben S. Donnelley, who share voting power with respect to shares beneficially owned by W. B. & Co. Messrs. Mellin and Donnelley serve as directors of the Company. Mr. Donnelley owns an interest in, and is a managing member of, SGF. Mr. Donnelley is also the income beneficiary of a trust that owns an interest in SGF.

The foregoing description of the terms of the Letter Agreement is not complete and is qualified in its entirety by reference to the text of the Letter Agreement, which is referenced as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Letter Agreement, dated February 8, 2016, between A.M. Castle & Co. and SGF, LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Company on February 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
February 19, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
February 19, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
February 19, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President